Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2

Phone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

September 15, 2011

Balaton Power Inc.
Engagement Investor Relations Consultant

Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) is pleased to announce that it has engaged the Eversull Group, Inc. (the "Eversull Group") to provide the Company with strategic investor relations services.

The Eversull Group is a Texas based consulting firm specializing in providing professional consulting services to public companies to find investment opportunities and increase market awareness in the United States [and Canada]. Compensation under the agreement is to consist of an initial start-up administrative fee of US$500, and US$500 for the first month of the term. In each of the next five months, the monthly fee will be thereafter be increased by $250 per month to a maximum of $2000 in the last month of the initial term.

Neither the Eversull Group nor any of its principals have an ownership interest, directly or indirectly, in the Company or its securities, nor has the Company granted the Eversull Group or its principals any rights to acquire any such interests.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Paul P. Preston"

Paul P. Preston

Director and Chief Financial Officer